UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

UFP Technologies, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

902673102

(CUSIP Number)

Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

12/27/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902673102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 464,924
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 464,924
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.40
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 902673102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 902673102	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of UFP Technologies, Inc. The address of the issuer is 100 Hale Street , Newburyport, MA 01950.

Item 2.  Identity and Background.

This statement is filed on behalf of Ancora Advisors, LLC. Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may consider, explore and/or develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, board composition, ownership, capital or corporate structure, capital allocation, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to communicate with the Issuer's management and board of directors about a broad range of strategic and operational matters, including, without limitation, a sale of the Issuer or certain of its businesses or assets, in which the Reporting Persons may participate, as a means of enhancing shareholder value. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the board of directors, other shareholders or third parties, including potential acquirers, service providers, advisers,and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Such proposals or plans may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 7,267,662 Shares of Common Stock outstanding on November 6, 2017) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	2800	0.04
Ancora Funds & Partnerships (2)	449,444	6.18
Ancora Advisors SMA (3)	12,680	0.18
TOTAL	464,924	6.40

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, and Ancora Catalyst Fund LP, for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares. The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" During the past 60 days.

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
10/26/2017	Sell	2,400	$ 31.35
10/27/2017	Sell	302	$ 31.12
10/31/2017	Buy	1,000	$ 30.82
11/1/2017	Buy	3,200	$ 30.24
11/3/2017	Buy	10,737	$ 27.30
11/6/2017	Buy	5,101	$ 26.91
11/9/2017	Buy	6,110	$ 26.62
11/16/2017	Buy	300	$ 26.47
11/17/2017	Buy	600	$ 26.34
11/21/2017	Buy	100	$ 27.35
12/6/2017	Buy	1,001	$ 27.49
12/22/2017	Buy	501	$ 27.36
12/26/2017	Buy	4,670	$ 26.86
12/27/2017	Buy	10,933	$ 27.26
12/28/2017	Buy	5,012	$ 27.39
12/29/2017	Buy	3,677	$ 27.89
1/2/2018	Buy	12,600	$ 27.60
1/3/2018	Buy	61,683	$ 27.63

CUSIP No. 902673102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

January 5, 2018